

NTS

LEGENDARY♦EXCELLENCE

Consulting Services for

The Audit Committee of
NTS Realty Capital, Inc.,
the Managing General Partner
of NTS Realty Holding
Limited Partnership

U.S. Equities Realty



TABLE OF CONTENTS



Management Agreement Review
NTS Realty Holdings Limited Partnership

U.S. Equities Asset Management, LLC has been retained by Shefsky & Froelich Ltd., on behalf of the Audit Committee of NTS Realty Capital, Inc., the managing general partner of NTS Realty Holdings Limited Partnership ("NTS Realty"), to provide consulting services to review and consider the reasonableness of the current Management Agreement between NTS Realty Holdings, as Owner, and NTS Development Company, its Manager. The overall objective of the consulting assignment also includes a review of the property management and other fees, charges and reimbursables allowed under the existing Management Agreement and to potentially make recommendations for revisions to the Management Agreement going forward.

This report is an update from the previous report that was performed and submitted back in December of 2005. Since 2009, new properties have been purchased and site visits were focused on touring a select number of new acquisitions, primarily in Tennessee and Virginia. These new assets strengthen the residential component of NTS Realty.

Our scope of work has included a review of the existing Management Agreement, NTS Realty's Agreement of Limited Partnership and portions of its registration statement Form S-4 as filed with the Securities and Exchange Commission. We have also reviewed information provided regarding the properties owned by NTS Realty and the NTS Development Company organizational structure including its employees' job duties and costs, in order to understand the professional resources, experience and capabilities provided by NTS Development Company in performing real estate services under the existing Management Agreement. Additional documents reviewed were confidential salary information, commercial contract services language, apartment lease for The Willows Apartments, standard office lease agreement, shopping center lease, and NTS Realty employee allocations spreadsheet.

Our team has researched the markets where NTS Realty's properties reside, focusing primarily on market management, transaction, leasing, construction supervision, and various asset management fees for property types analogous to those in the NTS Realty's portfolio. Our research includes reference to our own individual contacts in the industry as well as reviews of various data provided through industry associations such as IREM (Institute of Real Estate Management), ULI (Urban Land Institute) and BOMA (Building Owners and Managers Association) for the local and regional markets including Louisville and Lexington, Kentucky; Indianapolis, Indiana; Atlanta, Georgia; and Fort Lauderdale, Florida.

Individual market resources include interviews and discussions with representatives of national and regional firms such as: BPG Properties, Ltd., Carter Companies, Colliers Turley Martin Tucker, CB Richard Ellis and Grubb & Ellis, among others.

Our research, along with data review, interviews, discussions and physical property and market tours has informed this report and the observations, comments and recommendations which follow in our discussion of the Management Agreement and the various types and amounts of fees and reimbursements which are reasonable to include in the Management Agreement going forward.

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Site Visits

The primary purpose of making site visits to individual properties owned by NTS Realty was to establish a clear understanding of 1) the condition of the properties, the quality of their operations, and the management style of NTS Development Company; 2) how the properties are positioned in their various marketplaces; and 3) the level and breadth of professional real estate services required to maintain and enhance the performance and profitability of each asset.

On November 17, 2009 Dean Johnson, Senior Vice President, U.S. Equities Asset Management, toured Park's Edge at Shelby Farm, in Memphis TN. Dean met with the on-site management staff and was given a tour by Kerie Petroff, Property Manager. The overall appearance, curb appeal, and landscaping appeared to be in excellent condition. He toured various market-ready apartment model units which were well-appointed. While walking the site, he observed the maintenance staff, which was very professional and courteous to the residents and visitors.

The following day on November 18, 2009 Dean toured two residential properties, The Grove at Richland and The Grove at Whitworth, in Nashville, TN. Dean met with the on-site management staff and was given a tour by Stacy Garcia, Regional Manager. As previously mentioned, the overall appearance, curb appeal and landscaping of both properties appeared to be in excellent condition. He toured various market-ready apartment model units which were well-appointed. Again, while walking the site, he observed the maintenance staff, which was very professional and courteous to the residents and visitors.

On December 1, 2009 Dean Johnson toured two residential properties, The Grove at Swift Creek in Midlothian, VA and Creek's Edge at Stony Point in Richmond, VA. Dean met with the on-site management staff and was given a tour by Traci Thomas, District Manager. As previously mentioned, the overall appearance, curb appeal and landscaping of both properties appeared to be in excellent condition. He toured various market-ready apartment model units which were well-appointed.

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General Observations

Under the existing Management Agreement between NTS Realty (Owner) and NTS Development Company (Manager), NTS Development Company takes on the role as owner's exclusive renting and management agent including responsibility for day-to-day operations, collections, legal actions, financial reporting and accounting, employment of management staff, lease negotiations and documentation, performing ordinary repairs and coordinating major capital work, rehabilitation and/or redevelopment projects.

NTS Development Company is expected to provide employees qualified to perform all of the services called for under the agreement, or to subcontract or engage third parties to assist in performing its duties under the Agreement.

Our study of the organizational structure of the firm, its leadership and staff establishes that the employees of NTS Development Company are very dedicated and highly capable of delivering the requisite skills to provide superior property management, leasing, legal, project management, construction supervision, maintenance, accounting and finance, marketing and support services such as human resources and information technology services.

Experienced professionals of the firm are organized in functional departments such as commercial management and leasing, multi-family management and leasing, legal, accounting, etc. Their time is allocated efficiently to properties in order to respond to the needs and requirements of each property in any given year. This organizational structure and service delivery methodology allows the company to operate flexibly, offering sophisticated human resources and management systems to a diverse portfolio of properties by type and geography. As well, the benefits of the support and leadership available to the field staff for each property are enhanced because team members of the various corporate departments of NTS Development Company retain a familiarity with the operational details and challenges of each property, yet bring a special expertise gained from working over the entire portfolio. By providing skilled, professional services through direct employees, NTS Development Company is able to eliminate, or drastically reduce, costs to the Owner for outside technical consultants, lawyers, etc. Also, a wide range of services can always be provided in a timely manner by professionals dedicated to the success of each property's financial performance and to enhance each property's value in the marketplace. By contrast, many property management companies, both regional and national, do not have full-service, readily available in-house resources in leasing, maintenance, construction, legal and marketing, particularly in markets outside of major cities. They must contract for such services, which can result in lower quality performance at higher prices.

NTS Development Company has positioned its teams to deliver high quality, comprehensive management services in all areas of its responsibilities under the Management Agreement and has set up systems to be conscientious in its attention to controlling costs to ownership. All contact with employees and executives of NTS Development, as well as our observations of the condition of each property we visited in 2005 and 2009, reinforced this conclusion.

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As well, it appears that NTS Development Company is careful in its approach to leasing properties in markets where subcontracting to a local service provider should result in quicker and/or more intense market penetration, thereby potentially increasing profitability to the Owner faster. The executive leasing professionals in the commercial department retain oversight of the outsourced leasing firms and remain actively involved in the entire leasing process. Therefore, their expertise continues to provide significant value to the Owner whether NTS Development Company is the direct leasing agent or acting in a supervisory role. This is an important factor and will be addressed in our discussion of compensation, which follows.

Compensation for Real Estate Services of the Management Agreement

Based on information provided to us, the compensation structure, including various fees and reimbursements in the existing Management Agreement, was originally determined based on historical financial arrangements which had existed under the terms of the various partnerships which merged to become NTS Realty.

The resulting compensation structure allows fees and reimbursements for certain services required of the Manager under the Management Agreement, yet ignores others which are very common in the marketplace and are an essential part of leading real estate service provider's business models.

Our experience representing investor owners of real estate, as well as that of being a service provider to such owners, along with market research conducted by our team for this assignment, led us to recommend that Article VI, Manager's Compensation, of the existing Management Agreement, be revised to prescribe the fees and reimbursements for each property type and service category called for under the responsibilities of the Manager as a part of the Management Agreement. We have been recently advised that the Management Agreement has not been revised to include all of our previous recommendations. The commercial component of The NTS Realty portfolio is much smaller than during our previous review. If significant commercial properties are added to the portfolio going forward, we believe NTS Realty should re-consider this recommendation.

The major areas of potential compensation which can reasonably be included going forward are:

1) Property management fees for residential properties;

2) Property management fees for commercial office and business centers;

3) Property management fees for retail centers;

4) Construction supervision fees;

5) General Contractors Fees;

6) Commercial Leasing Fees; and

7) Disposition / Refinancing Fees

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Property Management Fees for Residential Properties

The portfolio of residential properties operated by NTS Development Company represents top quality residential product with high-end, well-maintained amenities such as club houses and extensively landscaped outdoor areas including swimming pools and private garage facilities. A knowledgeable, personal-service management style is required to attract rental prospects willing to pay premium rents and to retain such high-end tenants. As well, anticipation of capital projects and potential maintenance issues, which can have an impact on curb appeal, will give a manager / owner team an edge in the marketplace if such work can be planned and scheduled to reinforce marketing efforts and eliminate potential maintenance or marketing problems.

In researching the residential market, information was obtained from the following national and regional firms: Kensington Realty Advisors, Marquette Management, Inc., Harbor Group Management Company, BPG Properties, Ltd., and Madison Apartment Group, L.P. Additional research material was obtained from the Institute of Real Estate Management (IREM) – Income / Expense Analysis for Conventional Apartments.

Discussions regarding the various multi-family rental marketplaces with representatives of the national and regional firms all concluded that, given the type, location and class of the multi-family residential properties in the NTS Realty portfolio, a market management fee is five percent (5%) of collected gross rental income. This market management fee of five percent (5%) is further supported by our quantitative analysis in researching IREM's income and expense information. IREM has been obtaining quantitative information for over 54 years, with an annual research database of over 10,000 properties nationwide.

NTS Development Company, with its sophisticated, service-oriented property management field staff, supported by its corporate maintenance, engineering, construction management and marketing resources, is able to assure its existing residential portfolio remains positioned at the highest levels of its product type in each market. We observed impressive consistency in curb appeal, property cleanliness and marketability, as well as excellent communication skills and product knowledge on the part of field property managers and maintenance staff with whom we met. NTS Development Company is a high quality residential management service provider, offering access to in-house, professional real estate and construction support services beyond the norm in the industry, which is consistent with the requirements of NTS Realty's portfolio. Therefore, reasonable marketplace management fees payable going forward should correspond to that profile. We recommend a market management fee of five percent (5%) of collected gross rental income be charged on all residential properties in the portfolio going forward.

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<u>Property Management Fees for Commercial Office and Business Centers</u>

The commercial office portfolio of properties currently owned by NTS Realty includes very well-maintained, low-rise, traditional office buildings originally developed in the 1980s, as well as innovatively designed business centers easily adaptable for both office and flex space. Management of all the properties is extremely conscientious, emphasizing cost efficient, creative approaches to delivering repair and maintenance services, as well as managing tenant improvement solutions and projects such as lobby renovations to maximize marketability. Attention to detail is obvious and relationships with the tenants very positive and accommodating.

The portfolio also includes a retail component; also well-maintained. This retail component requires diligent attention to cleanliness and maintenance to maintain curb appeal and continuing leasability.

In researching the commercial office marketplace, information was obtained from the following national and regional firms: CB Richard Ellis, Cushman & Wakefield, Hines, Colliers International, OnCor International, Carter USA, BPG Properties, Ltd., Grubb & Ellis and Harbor Group Management Company.

Discussions regarding the various marketplaces relevant to NTS Realty's portfolio with the national and regional firms produced the conclusion that, given the type, location and property class of these office properties in the portfolio, a market management fee would depend on the rentable square footage of the individual commercial property. All management fees are based on gross revenue collected within the following ranges:

Size	Percentage of Gross Revenue
Up to 200,000 SF	4% to 5%
Over 200,000 SF to 300,000 SF	3½% to 4½%
Over 300,000 SF to 500,000 SF	2½% to 3½%

Additional research material was reviewed from the Institute of Real Estate Management (IREM) Income / Expense Analysis for Office Buildings and Building Owners and Managers Association (BOMA) International's Experience Exchange Report (EER). BOMA has been obtaining quantitative information for nearly 90 years, and reports for 110 markets, representing more then 9 billion square feet in North America and abroad. After reviewing all research materials, the aforementioned market management fee ranges are applicable and appropriate.

We again conclude that NTS Development Company qualifies as a high quality office and business center management service provider, offering access to comprehensive services beyond the norm. Therefore, we recommend a market management fee, based on a percentage of gross collected revenue as follows:

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Size	Percentage of Gross Revenue
Up to 200,000 SF	5%
Over 200,000 SF to 300,000 SF	4%
Over 300,000 SF to 500,000 SF	3%

Property Management Fees for Retail Centers

In researching the retail marketplace, information was obtained from the following national and regional firms: CB Richard Ellis, Cushman & Wakefield, Colliers International, Hines, and Grubb & Ellis.

Discussing the Louisville, Kentucky marketplace with the national and regional firms, all concluded that given the type, location and property class of these retail centers, a market management fee would depend on square footage of the individual retail center. All management fees are based on gross revenue collected within the following ranges:

Size	Percentage of Gross Revenue
Up to 250,000 SF	3% to 5%
Over 250,000 SF to 500,000 SF	2% to 4%

Additional research material was reviewed from The International Council of Shopping Centers (ICSC) and the Institute of Real Estate Management (IREM) Income / Expense Analysis for Shopping Centers. The above indicated market management fees are further supported by our quantitative analysis in researching IREM's Income / Expense information, which is summarized in various formats. IREM, as previously noted, has been obtaining quantitative information for over 54 years, with an annual research database of over 10,000 properties nationwide.

As stated previously, NTS Development Company is a high-quality service provider; we therefore recommend a market management fee, based on a percentage of gross collected revenue as follows:

Size	Percentage of Gross Revenue
Up to 250,000 SF	5%
Over 250,000 SF to 500,000 SF	3%


Construction Supervision Fees

Construction supervision fees are based on a percentage of the actual hard construction costs of the specific construction project. Additionally, reimbursable expenses of the individual working on the project on a pro-rata basis, plus travel, may also be charged to the specific construction project.

The typical projects that would require construction supervision at residential properties would be exterior and interior renovations, roof replacements, parking lot replacement / overlay programs, energy retrofits or major projects such as a complete site rehabilitation program or any major capital project. Office, business centers and retail properties would have similar projects requiring technical support and construction supervision. Additional, specific projects that would be included in this category whether expensed or capitalized, would be specific tenant improvement projects (whether performed by the landlord or tenant's contractor), HVAC replacements / retrofits, multi-tenant common corridor renovations, elevator modernization, fire / life safety upgrades, lobby renovations or any out-parcel build outs.

Some property management companies, including NTS Development Company, have in-house construction and operations professionals on staff employed specifically to provide property management teams with the support of experienced construction and project managers. These individuals maximize value for owners of real estate in terms of cost control and quality assurance within set time constraints. These technically trained specialists have extensive experience and bring a detailed, thorough approach to every project with solid backgrounds in architecture, interior design, planning, construction, contract negotiations and overall project management.

In researching the cost of such flexible and comprehensive construction and technical services with regional and national real estate companies, it is our recommendation that a market construction supervision services fee, relevant to the product types and sizes in NTS Realty's portfolio, should be five percent (5%) of the actual hard costs of each project. Also applicable would be reimbursable expenses, as previously noted.

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General Contractors Fees

A much smaller segment of real estate investment and service firms provide general contracting services. NTS Development Company offers special capabilities in this area, which give it a market edge in quick turnaround of project completion, as well as an ability to anticipate the needs of tenants and managers to solve potential problems or create special opportunities through efficient management of all levels of the construction process. These services are typically billed on a percentage fee basis. The fee basis has three specific components, which are general conditions, overhead and profit.

Typically, the reason real estate firms provide these services is to support an in-house property management group on specific construction projects. By providing this type of service, ownership may obtain a market edge over its competition directly related to lease-up timing in the tenant improvement marketplace. Additionally, when real estate property companies provide general contracting services in specific real estate markets, those companies may have the greatest flexibility to evaluate the most cost effective, bang for the buck, approach for ownership to target tenants, meet their space needs creatively and quickly, close deals and get space occupied and rent started with greater speed to market.

In researching general contractor's fees with regional and national real estate companies we conclude they fall within the following ranges:

Type	Percentage of Hard Cost
General Conditions	10% to 15%
Overhead	5% to 10%
Profit	3% to 8%

It is noteworthy to indicate that the general contracting business is priced on a supply and demand basis. By having the alternative of providing in-house general contracting capabilities, ownership should realize a marketing advantage. We recommend that a market general contractor's fee, being provided by the in-house employees, should be as follows:

Type	Percentage of Hard Construction Costs of Each Project
General Conditions	12½%
Overhead	8%
Profit	5%

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2009						NTS QUANTITATIVE RESEARCH SUMMARY INFORMATION																				dlj 12/09
		YEAR END 2008								IREM																
PROPERTY								USEAM RECOMMENDATIONS		Metro Areas Suburban		Region Areas Suburban				Region Areas Size				BOMA		ULI				
	Units or Sq Ft	Monthly	%		12 Months	Yearly	Per SF			Per sf		Per sf		Per sf		Per sf		Per sf		Per sf		Per sf			Per %	
Apartments																										
Park Place Apts (Lex)	464	426,803.25	5%	21,340.16	12	256,081.95	0.46		5%	4.0%	(.42 sf)	4.0%	(.42 sf)	4.0%	(.42 sf)											
Sabal Park Apts (Orlando)	162	168,405.33	5%	8,420.27	12	101,043.20	0.52		5%	4.2%	(.48 sf)	3.6%	(.43 sf)	4.5%	(.53 sf)											
Golf Club Apts (Orlando)	195	229,089.08	5%	11,454.45	12	137,453.45	0.59		5%	4.2%	(.48 sf)	3.6%	(.43 sf)	4.5%	(.53 sf)											
Willows of Plainview (LOU)	310	264,603.58	5%	13,230.18	12	158,762.15	0.43		5%	4.1%	(.41 sf)	4.1%	(.41 sf)	4.1%	(.41 sf)											
Overlook at St. Thomas (LOU)	484	-	5%	-	12	-	0.00		5%	4.1%	(.41 sf)	4.1%	(.41 sf)	4.1%	(.41 sf)											
Park's Edge at Shelby Farms (MEM)	450	391,821.66	5%	19,591.08	12	235,093.00	0.44		5%	3.5%	(.33 sf)	2.7%	(.28 sf)	3.8%	(.38 sf)											
Grove at Richland Apt (NAS)	292	380,959.08	5%	19,047.95	12	228,575.45	0.65		5%	4.3%	(.37 sf)	3.5%	(.32 sf)	5.1%	(.46 sf)											
Grove at Whitworth Apts (NAS)	301	378,895.25	5%	18,944.76	12	227,337.15	0.63		5%	4.3%	(.37 sf)	3.5%	(.32 sf)	5.1%	(.46 sf)											
Creek's Edge at Stony Pnt (RICH)	202	-	5%	-	12	-	0.00		5%	4.0%	(.51 sf)	3.7%	(.38 sf)	4.5%	(.53 sf)											
Grove at Swift Creek (RICH)	240	-	5%	-	12	-	0.00		5%	4.0%	(.51 sf)	3.7%	(.38 sf)	4.5%	(.53 sf)											
Willow Lake Apts (IND)	207	195,867.92	5%	9,793.40	12	117,520.75	0.47		5%	3.2%	(.28 sf)	2.7%	(.19 sf)	4.6%	(.41 sf)											
Castle Creek Apts (IND)	276	259,930.58	5%	12,996.53	12	155,958.35	0.47		5%	3.2%	(.28 sf)	2.7%	(.19 sf)	4.6%	(.41 sf)											
Lake Clearwater Apt (IND)	216	210,877.33	5%	10,543.87	12	126,526.40	0.49		5%	3.2%	(.28 sf)	2.7%	(.19 sf)	4.6%	(.41 sf)											
The Lakes (IND)	230	140,702.94	5%	7,035.15	12	84,421.76	0.31		5%	3.2%	(.28 sf)	2.7%	(.19 sf)	4.6%	(.41 sf)											
	4029	3,047,956.00		**152,397.80**	12	**1,828,773.60**	0.38																			
Office																										
NTS Centern (LOU)	115,575	135,231.08	5%	6,761.55	12	81,138.65	0.70	0.70	5%	0.62	4.42%	0.50	3.56%	0.70	4.99%	0.48	3.42%	0.76	5.41%	0.73	5.20%					
Sears Office (LOU)	66,905	-	6%	-	12	-	0.00	0.00	5%																	
	182,480	135,231.08		**6,761.55**	12	**81,138.65**	0.44	0.44	5%	0.62	6.97%	0.50	5.62%	0.70	7.87%	0.48	5.40%	0.76	8.55%	0.73	8.21%					
Business Centers																										
Clarke American (LOU)	50,000	42,253.75	1%	422.54	12	5,070.45	0.10	0.51	5%	0.62	6.11%	0.45	4.44%	0.70	6.90%	0.50	4.93%	0.81	7.99%	0.73	7.20%					
Lakeshore I (Ft Laud)	103,554	148,562.00	3%	4,456.86	12	53,482.32	0.52	0.86	5%	0.88	5.11%	0.45	2.61%	0.70	4.07%	0.48	2.79%	0.76	4.41%	0.59	3.43%					
Lakeshore II (Ft Laud)	97,262	144,006.33	3%	4,320.19	12	51,842.28	0.53	0.89	5%	0.88	4.95%	0.45	2.53%	0.70	3.94%	0.50	2.81%	0.81	4.56%	0.59	3.32%					
Lakeshore III (Ft Laud)	39,262	67,725.50	3%	2,031.77	12	24,381.18	0.62	1.03	5%	0.88	4.25%	0.45	2.17%	0.70	3.38%	0.50	2.42%	0.81	3.91%	0.59	2.85%					
Peachtree (Norcross)	191,280	113,057.67	3%	3,391.73	12	40,700.76	0.21	0.35	5%	0.50	7.05%	0.36	5.08%	0.65	9.16%	0.48	6.77%	0.76	10.72%	0.50	7.05%					
	481,358	515,605.25		**14,623.08**	12	**175,476.99**	0.36	0.64	5%	0.75	5.85%	0.43	3.36%	0.69	5.37%	0.49	3.83%	0.79	6.15%	0.60	4.67%					
Retail																										
Bed, Bath & Beyond (LOU)	34,953	37,740.83	6%	2,264.45	12	27,173.40	0.78	0.65	5%	0.41	3.16%	0.32	2.47%	0.43	3.32%							0.75	5.79%	0.82	6.3%	
Outlet Mall (LOU)	162,617	60,981.38	1%	609.81	12	7,317.77	0.05	0.23	5%	0.41	9.11%	0.32	7.11%	0.43	9.56%							0.82	18.22%	0.28	6.3%	
Springs Station (LOU)	12,039	14,708.33	6%	882.50	12	10,590.00	0.88	0.73	5%	0.41	2.80%	0.32	2.18%	0.43	2.93%							0.75	5.12%	0.92	6.3%	
	209,609	113,430.54		**3,756.76**	12	**45,081.16**	0.22	0.32	5%	0.41	6.31%	0.32	4.93%	0.43	6.62%							0.77	11.91%	0.67	6.3%	
	873,447			**177,539.20**	12	**2,130,470.40**																				



Commercial Leasing Fees

Currently, under the Management Agreement, NTS Development Company is responsible for the marketing and leasing of residential and commercial properties throughout the portfolio, including the negotiation of all lease terms and documentation of lease contracts. However, no specific commissions or fees are included in its compensation under the Management Agreement, with the exception of a provision of a one time, initial leasing fee for triple net based commercial or industrial leases of at least ten years in length. Compensation for achieving important revenue goals throughout the portfolio is through the property management fees paid under the Management Agreement.

Although the inclusion of leasing responsibilities as a part of property management fees has long been commonplace applied to multi-family income producing properties; it is not at all common for commercial property. Leasing space for the benefit of commercial owners involves constant outreach both to business owners and the brokers and agents representing them. Commercial leasing is a specialized professional activity. Lease transactions are most effectively completed by professionals actively involved in marketing to and networking with brokers and business people in each local market. Local and regional markets will have variations in accepted lease commission structures, which must be accommodated in order to maintain high occupancy of buildings at optimum rental rates. Property management fees for commercial properties are distinct from leasing fees and are often covered by separate contracts.

We recommend that NTS Realty should compensate NTS Development Company's leasing efforts and success, for the benefit of generating revenue for its portfolio, according to marketplace compensation structures.

Through our association networks and connections across the country with owners of real estate and leasing professionals representing both tenants and landlords, the following information outlines accepted leasing commission parameters in markets where current properties in NTS Realty's portfolio are located:

1) Atlanta, Georgia

   For New Deals:

   - When the listing agency firm completes a direct deal, the leasing commission payable is 4% of the rental due under the lease.

   - When a co-operating broker is involved in the lease transaction, the co-operating broker receives 4% of the rental due under the lease and the listing agency firm receives 2% of the rental due under the lease.

   - In addition, and peculiar to the Atlanta area market, for new deals, a "procurement fee" equal to one month's rent is payable to the listing agency firm on a direct deal. When a co-operating broker is involved, the "procurement fee" grows to equal one

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and one-half month's rent and is split between the co-operating broker (receiving one month's rent) and the listing agency broker (receiving one-half month's rent).

For Renewals:

- When the listing agency firm completes a direct renewal, the leasing commission payable is 2% of the rental due under the lease.

- When a co-operating broker is involved, <u>both</u> the listing agency firm and the co-operating broker are each paid a commission equal to 2% of the rental due under the lease.

- Additionally, in the Atlanta area, when an industrial lease renewal is accomplished by the listing agency firm on a direct basis, a commission of 3% of the rental due under the lease is paid.

2) Fort Lauderdale, Florida

For New Deals:

- When the listing agency firm completes a direct deal, the leasing commission payable is 4% of the gross rental due under the lease.

- When a co-operating broker is involved in the lease transaction, the co-operating broker receives 4% of the rental due under the lease and the listing agency firm receives 2% of the rental due under the lease.

- Alternatively, as an incentive to leasing velocity, the market is now seeing a commission structure of 4% of the rent under the lease payable to the co-operating broker and, to the listing agency firm, 3% of the rent under the lease for the first five years and 2% of the rent under the lease thereafter.

For Renewals:

- When the listing agency firm completes a direct renewal, the leasing commission payable is 2% of the rental due under the lease.

- When a co-operating broker is involved <u>both</u> the listing agency firm and the co-operating broker are each paid a commission equal to 2% of the rental due under the lease.

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3)   Louisville and Lexington, Kentucky

For New Deals:

- When the listing agency firm completes a direct deal, the leasing commission payable is 4% of the rental due under the lease.

- When a co-operating broker is involved in the lease transaction, the co-operating broker receives 4% - 6% of the rental due under the lease and the listing agency firm receives 2% - 3% of the rental due under the lease.

- Alternative lease commission structures are also appearing in these marketplaces, particularly Louisville, which has been influenced by Cincinnati brokers.

  For example, for a direct deal, a commission payable of 8% of the average annual net rent payable under the lease, plus 3% of the remaining net rent thereafter through the term. If a co-operating broker is involved, the co-operating broker receives the commission outlined above and the listing agency firm receives an amount equal to one-half of the co-operating broker's commission.

Definitions

1.   The term Aggregate Base Rent means the aggregate amount of net base rent payable during the initial term of the lease.

2.   "Base Rent Exclusions" shall mean the payments for tenant electricity, real estate tax and operating expenses, or rent due to increases in the Consumer Price Index, cancellation or penalty payments, percentage rental on retail leases, coordination payments pursuant to work letters or security deposits.

3.   Aggregate Base Rent excluding Base Rent Exclusions equals "Commissionable Rent".

4.   The term "Average Annual Net Rent" shall mean the Commissionable Rent divided by the number of years in the initial lease term.

5.   Commissionable Rent minus Average Annual Net Rent equals "Remaining Net Rent".

New Leases – A leasing commission will be earned by Broker, at the time a new lease for retail space is signed by both parties during the Term or such other time period as provided in this Agreement, equal to eight percent (8%) of the Average Annual Net Rent as set forth in the lease plus three percent (3%) of the Remaining Net Rent (as defined herein).

U.S. Equities Realty



<u>For Renewals:</u>

- When the listing agency firm completes a direct renewal, the leasing commission payable is 2% of the rental due under the lease.

- When a co-operating broker is involved, either the co-operating broker receives 2% of the rental due under the lease as above and the listing agency broker receives 1% of the rental due under the lease, or, becoming more common in the marketplace, as in Atlanta, the listing agency firm also receives 2% of the rental due under the lease as a commission payment.

Compensation for leasing services changes over time in all markets as leverage shifts from owners to tenants and back again, influenced by economic conditions and business and real estate cycles, however; conventions of listing agency firm commissions do not vary as often. More common is the general rule that, when a co-operating broker is involved, the listing agency firm receives one-half the commission paid to the co-operating broker. All commissions are paid to incent quality transactions and are extremely important components of energizing the value creation process for all types of commercial real estate investments.

Our research to obtain leasing compensation information included interviews and data sharing with firms such as Carter & Associates, Hines, BPG Properties, CB Richard Ellis, Grubb & Ellis Management Services, Inc., Colliers Turley Martin Tucker and our resources through BOMA, the Building Owners and Managers Association.

We strongly recommend that NTS Realty consider compensating NTS Development Company for commercial leasing on a market-based commission basis, as its listing agency leasing service provider in all markets where its properties reside. NTS Development Company would then have the option of outsourcing the direct leasing effort to other firms as, and if, it deemed that strategy most beneficial for the Owner's interests.

We also recommend that, where leasing services are not directly performed by NTS Development Company, but rather are supervised by the firm, that consideration be given to reimbursing NTS Development Company for a reasonable allocation of an experienced professional's time for that dedicated effort, which, otherwise, would result is no transactional compensation for the firm.

Disposition / Refinancing Fees

The existing Management Agreement does not include the potential for a sale or refinancing of a partnership property to involve the fee-based representation by professionals within NTS Development Company. NTS Realty's Agreement of Limited Partnership, in Section 15.6, Transactions with Affiliates, allows short-term debt financing from the Managing General Partner or its affiliates in connection with potential acquisitions, but, in Section 15.7, Limitation on Fees, does

U.S. Equities Realty



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not allow either the Managing General Partner or its affiliates to receive compensation for acquisitions, dispositions or refinancing of properties by the Partnership.

It is a fact that many firms which provide management, leasing, development and other real estate services to many clients across the county and around the world also help their clients strategically monetize and/or sell their assets to harvest value and re-deploy funds to enhance the financial performance of their portfolios of real estate assets. Because such activities are very much part of the real estate investment marketplace, we raise the question as to why professionals within NTS Development Company and/or its affiliates, who know each property in the portfolio more completely than anyone, and may be most thoroughly able to sell the attributes of any number of the assets in the portfolio to a prospective purchaser or potential financing source, would be precluded from being allowed to benefit financially from creating and closing such a transaction as long as such activity was specifically approved by the partnership?

We believe it is reasonable for NTS Realty to consider allowing affiliates of the Managing General Partner of NTS Realty to participate in such efforts, as specifically to be approved, and to be compensated for such efforts. A reluctance to pay acquisition fees is understandable. However; the culmination of management efforts to increase revenues and control expenses creatively is ultimately achieved when the Owner completes a successful disposition or beneficial financing of the real estate asset.

We recommend that NTS Realty consider adding language to the Management Agreement which would allow for NTS Development Company to represent the partnership on disposition and financing transactions as determined by the partnership from time to time as opportunities arise and/or as strategic planning and forecasting for the owned assets indicate.

Disposition Fee Structure Examples

Fees for the sale of real property in the Midwest region are typically calculated as a percentage of the gross transaction amount. Because there is no specific property transactions for which to actually provide a fee quotation, the commission percentage charged will generally vary depending upon the actual transaction size according to the following general ranges:

Transaction Size	Net Percentage	Gross Percentage[*]
Up to $5 Million	4%	6%
$ 5 – 10 Million	3%	4.5%
$10 – 20 Million	2%	3%
$20 – 50 Million	1.5%	2.5%
Above $50 Million	1%	2%

[*]Including co-broker, if applicable

U.S. Equities Realty



The actual percentage will vary within these ranges depending upon where the size falls within the upper and lower limits of the ranges and also the scope of the work involved. The rates shown are based upon transactions involving existing buildings, and generally will be higher for vacant land by a multiple of 150 – 200%, again depending on the size of the transaction. Large transactions (over $100 million) may also be subject to a total dollar cap (typically $1 million for a net fee and $1.5 million for a fee grossed-up to include a co-broker).

In addition to the fee structure discussed above, the representative would be reimbursed for direct out-of pocket costs incurred in executing the transaction, including the cost of preparing/printing marketing materials, transportation, signage, photography, telephone, postage, etc.

U.S. Equities Realty



U.S. Equities-Background Information

U.S. Equities Realty is a national, full-service real estate company headquartered in Chicago. The firm, which has expanded its services into Latin America, is involved in six major areas of real estate activity:

- providing comprehensive leasing and asset, property and facility management services to owners and developers of a wide range of commercial and residential properties;

- providing consulting and analysis services to owners and large users of office space in the areas of data collection, database design, administrative controls, management reporting, occupancy cost analysis, tax and expense escalation reviews and lease audits;

- providing strategic advisory services to with banks, other financial institutions, corporations, law firms, accounting firms, families, professional associations municipalities, not-for-profits and other large organizations in the analysis and management of their space needs and/or real estate portfolios and the structuring and negotiation of acquisition, development and disposition transactions to satisfy those needs;

- providing comprehensive construction and program management services;

- acquiring, developing, leasing and managing commercial buildings for its own and its investors' portfolios; and

- representing investors and owners in commercial real estate sales, acquisitions and financing.

U.S. Equities is one of the most stable and highly respected privately-held, full-service real estate firms in the country. Chicago-based, the firm is recognized for its highly skilled professional staff, broad-based capabilities and commitment to client service. Founded over 30 years ago by Robert A. Wislow and Camille P. Julmy, who serve as chairman and vice-chairman respectively, U.S. Equities now includes four additional members of the management team: Nancy A. Pacher, president; Katherine K. Scott, managing director and executive vice president; Martin Stern, managing director and executive vice president; and Anthony DiBiase, chief operating officer. Each of these executives is actively involved in client work with a "hands-on" approach that has become a hallmark of the level of professionalism and attention that U.S. Equities brings to every assignment.

The company enjoys preeminent standing among the country's top-tier real estate firms and has earned an outstanding reputation through exceptional performance by its four business groups: Asset Management, Real Estate Consulting, Development/Program Management, and Financial and Investment services. Over the years U.S. Equities has established offices in Detroit, Philadelphia Buenos Aires and Santiago. Today, the firm's geographic scope of experience spans nearly a hundred cities throughout the United States and Latin America.

U.S. Equities Realty



U.S. Equities is known for the capabilities and technical diversity of its more than 600 employees, many of them longtime colleagues. In addition to their professional responsibilities, U.S. Equities' staff takes an active role in many civic affairs, serving on a variety of government-appointed committees as well as business, cultural and community organizations.

Additionally, U.S. Equities is the affiliate of ONCOR International in Chicago, Argentina and Chile. ONCOR is an organization of top-ranked, privately-owned, commercial real estate companies that offer a comprehensive selection of corporate-and investor-related services. Our clients benefit from our membership in ONCOR International, which reaches more than 220 global markets. ONCOR's 2,900 specialists have serviced more than $60 billion of commercial real estate requirements for worldwide clients over the past five years.

U.S. Equities Realty is a national, full-service real estate company headquartered in Chicago. The firm, which has expanded its services into Latin America, is involved in six major areas of real estate activity:

- providing comprehensive leasing and asset, property and facility management services to owners and developers of a wide range of commercial and residential properties;

- providing consulting and analysis services to owners and large users of office space in the areas of data collection, database design, administrative controls, management reporting, occupancy cost analysis, tax and expense escalation reviews and lease audits;

- providing strategic advisory services to with banks, other financial institutions, corporations, law firms, accounting firms, families, professional associations municipalities, not-for-profits and other large organizations in the analysis and management of their space needs and/or real estate portfolios and the structuring and negotiation of acquisition, development and disposition transactions to satisfy those needs;

- providing comprehensive construction and program management services;

- acquiring, developing, leasing and managing commercial buildings for its own and its investors' portfolios; and

- representing investors and owners in commercial real estate sales, acquisitions and financing.

U.S. Equities is one of the most stable and highly respected privately-held, full-service real estate firms in the country. Chicago-based, the firm is recognized for its highly skilled professional staff, broad-based capabilities and commitment to client service. Founded over 30 years ago by Robert A. Wislow and Camille P. Julmy, who serve as chairman and vice-chairman respectively, U.S. Equities now includes four additional members of the management team: Nancy A. Pacher, president; Katherine K. Scott, managing director and executive vice president; Martin Stern, managing director and executive vice president; and Anthony DiBiase, chief operating officer. Each of these executives is actively involved in client work with a "hands-on" approach that has become a hallmark of the level of professionalism and attention that U.S. Equities brings to every assignment.



The company enjoys preeminent standing among the country's top-tier real estate firms and has earned an outstanding reputation through exceptional performance by its four business groups: Asset Management, Real Estate Consulting, Development/Program Management, and Financial and Investment services. Over the years U.S. Equities has established offices in Detroit, Philadelphia Buenos Aires and Santiago. Today, the firm's geographic scope of experience spans nearly a hundred cities throughout the United States and Latin America.

U.S. Equities is known for the capabilities and technical diversity of its more than 600 employees, many of them longtime colleagues. In addition to their professional responsibilities, U.S. Equities' staff takes an active role in many civic affairs, serving on a variety of government-appointed committees as well as business, cultural and community organizations.

Additionally, U.S. Equities is the affiliate of ONCOR International in Chicago, Argentina and Chile. ONCOR is an organization of top-ranked, privately-owned, commercial real estate companies that offer a comprehensive selection of corporate-and investor-related services. Our clients benefit from our membership in ONCOR International, which reaches more than 220 global markets. ONCOR's 2,900 specialists have serviced more than $60 billion of commercial real estate requirements for worldwide clients over the past five years.

CURRENT SCOPE OF SERVICES

U.S. Equities is currently organized into the following four major client-based divisions:

Asset Management Services
Investment and Financial Services
Real Estate Consulting Services
Development/Program Management Services

The company has technology, accounting, human resources and marketing departments to support and serve the needs of all of those within our organization and, where appropriate, to provide direct assistance to clients as well.

The manner in which these services are provided is essentially the same throughout the company. For each client and for each assignment a team is assembled by the principal-in-charge of the division directly responsible for the particular assignment. He or she draws from the entire company's pool of talent, being cognizant at all times of workloads, commitments, expertise and experience, given the nature, complexity and time commitment needed for each assignment. After a project is staffed from the primary division supplying the service, professionals from the other divisions are drawn in as advisors and active participants where appropriate. The services that each one of the divisions offers are described in the pages that follow.


U.S. Equities Realty
Real Estate Consulting and Brokerage Services
Asset Management and Leasing Services
Development and Program Management Services
Financial and Investment Services
Tenant Representation
Advisory Services
Property Management and Leasing
Facility Management
Student Housing and Multi-Family Management
Development and Owners' Representative Services
Program Management
Financing Placements
Sales and Acquisitions

ASSET MANAGEMENT SERVICES

Since its inception, U.S. Equities has been deeply committed to providing the finest asset management services possible to property owners. U.S. Equities' current asset management portfolio includes more than 1,000 properties totaling more than 32 million square feet of mixed-use commercial, retail, student housing and multi-family space for nearly 60 clients. This includes an over 13 million square foot management portfolio throughout Latin America.

Direct responsibility for asset management programs lies with a small group of senior-level executives. They work together to provide sophisticated, cost-effective operations and maintenance programs as well as strategic capital improvement programs, financial plans and leasing programs to enhance a property's value with particular attention given to public areas seen by tenants, visitors and prospective tenants or purchasers of the property. Each building is viewed as a unique business from an individual ownership perspective. Every decision is made with this view in mind. We work closely with our clients in the creation of both long-range and situation-specific strategic positioning plans for each facility.

It is under this team's leadership that we have continued to meet and exceed the expectations of the institutions, corporations and investors who make up our asset management client base. More than 96 percent of the firm's asset management work is performed for third-party properties in which U.S. Equities has no ownership interests.

Office and Retail Management and Leasing

Our firm's office-based, mixed-use property assignments include the Willis Tower, Olympia Centre at 737 North Michigan Avenue, 515 North State Street, The Office Tower at 676 North Michigan Avenue, 20 North Michigan Avenue, 550 West Van Buren, 939 North Avenue Collection and Orchard Point Office Center. Over the past several years, we have managed, leased, renovated and/or sold other major office properties such as John Hancock Center, 150 North Michigan Avenue, 55 West Monroe, the Peoples Gas Building, 300 North Michigan Avenue, Old Orchard Towers and Woodfield Corporate


Center. Several of these assignments required repositioning of the property through partial or complete redevelopment projects, which included major parking, mechanical, as well as technological modernization and sustainability improvement projects essential for attracting and retaining high-quality, long-term office tenants moving forward.

Our firm was development consultant and remains property manager for 555 West Adams Street, one of the country's most security-sensitive, mechanically and technologically sophisticated buildings. We also were the developers of One Financial Place, a one million square foot mixed-use office and trading facility and the world's largest interconnected financial center at the time of development. Our experiences with these properties and our other renovation and repositioning projects help U.S. Equities understand how to deliver and maintain super-functional, efficient, high-tech and secure office, retail and residential environments.

Over our firm's history, we have used our office expertise as a base from which to develop a broad range of property management successes. We have experience managing mixed-use transit-oriented properties, which include office and retail such as the LaSalle Street Station in Chicago's south Loop, 30th Street Station and the Suburban Station complexes in Philadelphia, Pennsylvania, the Amtrak Midwest Reservation Sales Office in Chicago, Chicago Union Station, and the historic Denver Union Station in Denver, Colorado. We manage corporate facilities for financial institutions and multi-national firms; office properties for county and city governments; park district property; and office, educational and residential facilities for elementary, secondary and college institutions.

Product Leasing

A major part of the success of the asset management services division has come from our strength in developing and implementing strategic leasing plans. U.S. Equities fields one of the most talented and experienced product broker teams (i.e., leasing or sales on behalf of owners and landlords) in the metropolitan Chicago market. Our philosophy centers on the creation of a unified marketing concept for each property, which sets it apart from all of its competition. That concept or theme is carried through all phases of marketing, leasing and management. We believe the cornerstone to any successful leasing or sales effort is an organized approach to its implementation and "hands-on" management of all aspects of the marketing process which requires coordination between our dedicated principals, who are actively involved with our leasing teams, our talented leasing and sales professionals in the field and our management staff for each property working together to retain and attract tenants and maximize property income.

In the years we have managed, leased and sold or otherwise disposed of property assets for third-party owners, we have consistently achieved performance levels that lead the market. This success has been reached both in bringing new buildings and properties to the market well as cases in which we had to reposition existing properties with stalled leasing programs or other marketing problems. Our dedication and persistence has resulted substantial successes leasing both large and small, modern and vintage properties and multi-building complexes including 30th Street Station and 1234 Market Street in Philadelphia and John Hancock Center, the Santa Fe Building, 55 West Monroe, 150 North Michigan Avenue, Olympia Centre, One Financial Place, Old Orchard Towers, Union Tower and Willis Tower in Chicago, to name but a few.

We have had similar results on the sales side of dispositions, which can be read about in our Financial and Investment Services section. This kind of success comes from knowing our product, knowing the market and knowing how to access that market to maximize the performance of the asset and benefit to its owner.

The Asset Management Services division is headed by Camille Julmy, vice chairman and Katie Scott, managing director and executive vice president.

Facilities Management

U.S. Equities provides facilities management services with experience ranging from privately-held, owner-occupied facilities to public and quasi-governmental facilities such as schools, transportation centers and recreational areas.

By providing asset management services for more than 20 years, our professionals have developed and perfected a wide range of systems, programs and techniques that are now used in our facility management assignments. In addition, our staff includes several key members whose real estate careers began in corporate facilities management departments. This gives us the experience and perspective to provide facilities management services, with a unique understanding of the needs of our clients, allowing us to custom fit programs that will work for each client.

The common element found in virtually all facilities management assignments is the client's desire to concentrate on its core business while looking to the specialized experience and expertise of professional real estate service firms. Minimally, this service will typically involve property maintenance and operations, but more often times includes construction management, leasing services, architectural and engineering services and long range strategic planning related to housing and real estate holdings.

Our primary objectives in providing facility management services are as follows:

- establish single point of accountability for real estate and facility-related services
- increase value of real estate holdings through effective asset management
- reduce operating expenses
- allow client to focus additional time, energy and internal resources on its core business and competencies
- increase (or standardize) level of service provided to facility occupants
- establish means for benchmarking facility performance across a portfolio
- segregate facilities management expenses from core business operations

Such objectives may be listed in any order as their importance is relative to the needs of each individual client. It is essential that we come in with our expertise, experience and ideas; and immediately establish an open dialogue with representatives of each client in order that we may listen carefully and then perform research and assessments to determine the client's true priorities. For example, we cannot automatically assume that expense reductions are more important than increased service. We present the client with alternatives and their quantitative and qualitative impact, thus enabling the client to make better informed business decisions.

Our facilities management programs can include a large variety of services including non-real estate functions such as reprographics, purchasing, fleet management and other services that support the core business. The broader the range of services handled in a facilities management assignment, the more likely it is that our team is able to become a true strategic partner with our client, maximizing the service and fiscal value of a seamless collaboration.

Some of the services frequently provided under our facilities management agreements include:

- Contract management
- Operations and maintenance of physical plant and building grounds
- Operating and capital budget preparation and administration
- Full financial reporting
- Facility audits
- Facility benchmarking
- Real estate tax consulting coordination
- Construction and project management
- Space utilization and space planning services
- Furniture repair
- Technical and consulting services
- Leasing services
- Document management
- Lease audit and abstract services
- Management of other support services including:
  - food services
  - security services
  - reprographics
  - fleet management
  - shipping and receiving
  - internal mail distribution

U.S. Equities is capable of providing all of the services identified above with internal resources, our own alliances or, in some cases, through the existing structures and vendor relationships established by the client.

Our experience in providing facilities management services to a wide range of clients with very different priorities has taught us valuable lessons. It has reinforced perhaps the single most important component in being successful in facilities management – every client has its own unique set of needs. We must enter into each new assignment with an open mind, providing an effective forum for decision making and identifying priorities without forcing any predetermined standards on our client. Our ability to meet our client's objectives while effectively blending into their organization and taking the time to understand their corporate or institutional culture has contributed significantly to our success.

U.S. Equities Realty

Student Housing and Multi-Family Management

U.S. Equities experience managing, marketing and lease of residential properties has significantly increased over the last decade. Most recently, we were awarded the day-to-day management and leasing operations of the Grand Plaza apartment tower. A mixed-use property, co-developed by U.S. Equities in 2002, our Grand Plaza assignment encompasses the management and leasing of 100,000 square feet of retail space, 481 high-end, luxury apartments in the east tower of the complex and a 50,000 square foot amenity floor which is shared with 283 West Tower condominium owners. Additionally, U.S Equities, was selected in the fall of 2007 as the advisory services and property management firm for a new, privately-owned 1,400 student bed development located on University of Michigan's central campus to be completed in 2012.

Our U.S. Equities Student Housing team specializes in the management of both university- and privately-owned student apartment style and dormitory format residences. In addition to managing the overall facility and operations, U.S. Equities works collaboratively with the respective institution(s) to create and establish a consistent, dynamic and safe residence life program as well as market the residence to achieve 100% occupancy. Additionally, we possess a wide variety of experience in managing food service-related operations and conference/meeting facilities. U.S. Equities currently manages an existing student housing portfolio of over 3,400 beds including the nation's largest urban multi-institutional student residence, University Center, located in Chicago's educational corridor.

Our U.S. Residential group focuses on exceptional public housing asset and property management services that provide the same quality and intensity to market rate properties. Understanding that change within any environment starts with the people, U.S. Residential not only handles and supervises all of the day-to-day management and operations, but also implements resident activity programs and develops and/or improves common areas for more than 1700 apartment units in seven developments in Chicago. Our Asset Management team also works closely with Michael Tobin, who joined our firm to lead our development practice. Michael's background includes extensive experience with the creation and operation of residential and mixed-use properties including multi-family apartment and condominium projects, allowing us to strategically broaden the scope of our experience and professional resources in order to effectively grow our residential business activities. The company also has expertise in managing properties during capital renovations and re-locating residents during the construction process.

In-House Marketing Capabilities

The scope and strength of our in-house marketing group is one of the things that sets U.S. Equities apart from our competition. We believe it to be a major reason why we have led the market in leasing, selling and marketing the properties we represent. We were the first Chicago real estate company to create an in-house marketing team and we have always been in the forefront in this area.

Since its formation, our marketing group has directed marketing activities for all properties leased or sold on our clients' behalf. Our marketing group works in conjunction with our management, leasing and disposition teams for each project to devise marketing programs and oversee the creation and production of all marketing materials and the implementation of all aspects of each marketing program.

U.S. Equities Realty


We coordinate the production of building web sites, presentations, flyers, brochures, advertisements, broadcast emails, announcements, invitations, building signage, construction barricades and interior signage, as well as planning and implementing broker relations activities, events and media services. We maintain an active media database and have established relationships with reporters covering real estate and business. Because of the volume of work we do, we are able to gain favorable rates with outside designers, printers, other vendors and suppliers of specialty items, as well as being an agency of record with the ability to gain percentage discounts on all media advertising, which discounts we pass along directly to our clients.

Technical Resource Services

U.S. Equities supports its property and facility management assignments with a mechanical, electrical, plumbing (MEP) and construction related Technical Services department, staffed with a team of broadly experienced, full time professionals.

The Technical Services group provides consulting services that include, but are not limited to, MEP systems inspections, energy use audits and review, energy procurement options investigation and analyses, peer review and value engineering of third party studies, base building project management and tenant build-out coordination and oversight.

When the scope of work requires resources or expertise exceeding the capabilities of the on-site facility management staff and the Technical Services group, we have the ability to draw upon the deeper resources of our Development/Program Management division, and we occasionally employ outside consultants and other professional resources for very specialized needs as appropriate and as approved by our client.

FINANCE AND INVESTMENT SERVICES

Since U.S. Equities' was formed in 1978, its principals have executed a wide variety of capital market transactions for clients and for their own accounts, providing acquisition, disposition and financing services. We expanded the scope and range of those services in September 1995 by forming a financial and investment division to provide a complete spectrum of transactional services, including hold/sell/finance analysis, valuation analysis, preparation of finance and sales brochures, marketing, brokerage, qualification of prospective investors, site inspections and coordination of due diligence and closing procedures.

Since 1996, the Financial and Investment Services division has successfully executed assignments totaling over 17 million square feet of commercial space and land, valued at approximately $1.7 billion. Recent transactions include:

- Sale of 1.1 million square foot mixed-use property in Chicago's River North area to a foreign investor;
- Sale of 158,000 square foot distribution facility on 8.9 acres in Chicago to a residential developer;
- Sale/leaseback of the 175,000 square foot Crate&Barrel headquarters in Northbrook, Illinois to a private investor from New York;
- Sale of 283-unit apartment complex in downtown Chicago to a condominium converter;
- Sale of 69,000 square foot land parcel and 55,000 square foot bank building in Chicago to condominium developer;
- Sale of 220,000 square foot retail and office building in downtown Chicago;
- Construction and equity financing totaling $195.0 million for a 1.1 million square foot mixed-use development in the River North area of Chicago;
- Subsequent floating rate debt and equity financing totaling $225 million for same mixed-use development;
- Long-term fixed rate financing totaling $232 million for same mixed-use development;
- Negotiation of a joint venture development agreement between Donald Trump and the Chicago Sun-Times to develop an 86-story, mixed-use development along the Chicago River just west of North Michigan Avenue;
- Purchase of the two building, 350,000 square foot former Pfizer headquarters in Skokie, Illinois;
- Sale of a 175,000 square foot grocery anchored shopping center in Chicago;
- Purchase of a 286,000 square foot, Class A office building in the O'Hare office market;
- Acquisition, construction and permanent financing for the development of a 175,000 square foot shopping center in Chicago;
- Sale of a 208,000 square foot office building in Chicago;
- Sale of a 1.6 million square foot industrial portfolio in the Chicago suburbs;
- Long-term fixed rate financing for a high-end retail development at 840 North Michigan Avenue.
- Sale of a 93,000 square foot neighborhood shopping center in Aurora, Illinois;

U.S. Equities Realty



- Sale of three contiguous parcels in the River North area of Chicago containing a 50,000 square foot office building, a two-restaurant building and a surface parking lot;
- Sale of three enclosed regional shopping malls in Texas and one enclosed regional shopping mall in Massachusetts;
- Sale of a 96,000 square foot office flex building in Willowbrook, Illinois;
- Sale of a 690,000 square foot office building in downtown Chicago;
- Sale of a 41,000 square foot timber loft building in the River North area of Chicago; and
- Acquisition of a 136,000 square foot warehouse near downtown Chicago for redevelopment into a Cook County courthouse.

The Financial and Investment Services division is headed by James M. Whittington, executive vice president, and Camille Julmy, vice chairman.



Sales and Acquisitions Transactions

Land Parcels	Location	Square Feet
Burnham Park	Chicago	1,629,000
95th and Stony Island	Chicago	500,000
67th & Cicero	Chicago	454,069
Highway 6 & Westheimer	Houston	350,000
159th & 80th Avenue	Orland Park, Illinois	310,000
AMA Properties	Chicago	200,000
east side of Kinzie; Clinton to Halsted	Chicago	185,000
Wacker-Jackson block	Chicago	140,000
5111 West Lexington-Canteen	Chicago	139,920
4915 South St. Lawrence	Chicago	90,600
800 West Madison/Quality Inn	Chicago	79,686
former Henrotin Hospital site	Chicago	68,000
Northern Trust land	Chicago	68,000
2839 West Filmore/Shepard School	Chicago	61,700
LaSalle Street Station parcel	Chicago	57,000
Chicago Board Options Exchange site	Chicago	50,000
Green School	Chicago	47,000
Chicago Dock & Canal	Chicago	44,700
Music & Dance Theater site	Chicago	44,700
Halsted & Fullerton	Chicago	40,000
1100 North State	Chicago	30,568
27 East 26th Street	Chicago	28,471
6600-12 South Union	Chicago	27,565
5337 West Harrison	Chicago	27,565
14th & Wabash	Chicago	27,026
1900 South Wentworth	Chicago	26,520
WBEZ site	Chicago	24,500
21-41 South Dearborn/Inland Steel	Chicago	23,040
Arts Club site	Chicago	22,000
5-21 West Chestnut	Chicago	19,010
22 West Monroe/Shubert Theatre	Chicago	16,644
443 North Wabash	Chicago	16,350
166-172 West Madison	Chicago	14,400
2340 South Michigan	Chicago	10,150
9953-55 South Beverly	Chicago	9,484
Melvina Residential	Chicago	1,000
Apartment Projects	**Location**	**Units**
Foxfire	Laurel, Maryland	500
Shadowbridge	Irving, Texas	316
Woodcreek	Dallas	300
Woodscape	Dallas	298
Woodtree	Dallas	280
Northcross	Austin	276
Thymewood	Houston	268
Spice Island	Houston	256
Apple	Irving, Texas	208

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Cinnamon Ridge	Houston	200
Bellfort II	Houston	180
Bellfort I	Houston	169

Office Properties	Location	Square Feet
90 Park Avenue	New York City	1,200,000
Curtis Center	Philadelphia	960,000
525 West Monroe	Chicago	943,000
375 Hudson	New York City	925,000
Midwest Plaza	Minneapolis	900,000
69 West Washington	Chicago	700,000
122 South Michigan/Peoples Gas	Chicago	500,000
200 West Jackson	Chicago	500,000
1888 Century Park East	Los Angeles	500,000
Three Penn Center	Philadelphia	498,000
Peachtree Palisades	Atlanta	325,000
337 South Franklin	Chicago	302,000
11 South LaSalle	Chicago	300,000
209 South LaSalle/The Rookery	Chicago	282,000
216 West Jackson	Chicago	185,000
223 West Jackson	Chicago	160,000
1717 Deerfield	Deerfield, Illinois	160,000
20 North Michigan	Chicago	160,000
840 North Michigan	Chicago	100,000
Bank of America Building	Bakersfield, California	100,000
Clark Office Building	Columbia, Maryland	99,000
Northgate Plaza I & II	Chattanooga, Tennessee	83,000
Executive Plaza	Westmont, Illinois	73,000
300 North Michigan	Chicago	52,000
259 East Ontario	Chicago	70,000
888 Brickell	Miami	28,000

Industrial Properties	Location	Square Feet
Raines Distribution Center	Memphis	660,000
Midway Industrial Building	St. Paul	252,000

Retail Properties	Location	Square Feet
White Marsh Mall	Baltimore	1,140,000
Collin Creek Mall	Plano, Texas	1,123,560
Clackamas Town Center	Clackamas, Oregon	1,200,000
West Oaks Mall	Houston	1,078,000
Genesee Valley Mall	Flint, Michigan	1,057,000
Owings Mill Mall	Owings Mill, Maryland	815,000
Northwest Mall	Houston	800,000
Almeda Mall	Houston	800,000
Post Oaks Mall	College Station, Texas	780,000
Mid Rivers Mall	St. Louis	769,000
Eastfield Mall	Springfield, Massachusetts	723,591
Georgia Square Mall	Athens, Georgia	680,000
East Ridge Mall	Casper, Wyoming	553,000
Frontier Mall	Cheyenne, Wyoming	444,000

U.S. Equities Realty



Animas Valley Mall	Farmington, New Mexico	442,000
Beltline Mall & Hill Plaza	Decatur, Alabama	420,000
Sunrise Mall	Brownsville, Texas	420,000
Holly Hill Mall	Burlington, North Carolina	394,000
Faneuil Hall Marketplace	Boston	372,000

Retail Properties	Location	Square Feet
Westgate Mall	Spartanburg, South Carolina	365,000
South DeKalb Mall	Atlanta	326,000
Argyle Village Square	Jacksonville, Florida	304,800
North Cross Mall	Austin	289,000
Tupelo Mall	Tupelo, Mississippi	281,000
Catawba Mall	Hickory, North Carolina	260,000
Washington Park	Homewood, Illinois	220,000
Rotterdam Mall	Rotterdam, New York	207,000
Decker Square Mall	Columbia, South Carolina	200,000
Carillon Shopping Center	Houston	183,000
Five Points Plaza	Valdosta, Georgia	178,000
Huron Mall	Huron, South Dakota	155,000
Athens Mall	Athens, Ohio	147,000
JC Penney @ Stratford Square	Bloomingdale, Illinois	145,000
Bay Plaza Shopping Center	Baytown, Texas	135,000
Mainstreet Square	Downers Grove, Illinois	133,000
Country Corners	Crystal Lake, Illinois	125,000
Benbrook & Burleson	Fort Worth	124,000
Southland Mall	Columbus	119,000
Bush River Mall	Columbia, South Carolina	108,000
Loehmann's Plaza	Brookfield, Wisconsin	108,000
LaVerne Shopping Center	LaVerne, California	105,000
Service Merchandise	Kingsport, Tennessee	69,000

Financing Transactions

Office Properties	Location	Square Feet
One Financial Place	Chicago	1,026,000
1888 Century Park East	Los Angeles	500,000
20 North Michigan	Chicago	160,000

Retail Properties	Location	Square Feet
West Oak Mall	Houston	1,078,000
Security Square Mall	Baltimore	1,065,000
Miami International Mall	Miami	965,000
Coral Square Mall	Coral Springs, Florida	942,000
Joliet Mall	Joliet, Illinois	922,000
Hawthorn Hills Fashion Center	Vernon Hills, Illinois	204,000
840 North Michigan/Plaza Escada	Chicago	91,000

U.S. Equities Realty

REAL ESTATE CONSULTING AND BROKERAGE SERVICES

Tenant Representation

The professional staff in the Real Estate Consulting and Brokerage Services division (which has become known industry-wide as "tenant representation" services) provides consulting, advisory and brokerage services to office space users nationwide. Services are performed on both a transaction and strategic alliance basis. For a client that employs U.S. Equities on a transaction basis, we provide the full range of consulting and brokerage services, including needs assessments; market research; site/building tours; request for proposal drafting and delivery; preparation of analyses and comparisons of financial terms of proposals; evaluations of buildings and building systems (HVAC, mechanical, electrical, plumbing); transaction negotiations; letter of intent drafting and negotiations; lease and other transaction document negotiations; project and development management services; and ongoing administrative services (such as escalation expense reviews and audits, sublets, expansions, etc.) as needed.

On a national account basis, U.S. Equities has sought and acquired long-term relationships with clients that have chosen to outsource work for all or significant parts of their real estate needs to one real estate services provider.

With such clients, we have established alliances that encompass not only the short-term objectives of a given transaction, but also address the areas of long-range planning and strategic asset management. In addition to providing the services described above for each specific transaction, we help to develop strategies, both short and long term, so that ultimately we meet the needs of the entire network of space users of the client while assessing how real estate affects the long-range objectives of the organization; help develop formats to centralize, gather and organize facilities data and institute appropriate administrative controls; create databases; create programs to assess the current use of space and ways to reduce space utilization and costs; anticipate and then manage the transaction process for acquiring and disposing of office space; refine and streamline responsibilities on an ongoing basis; monitor and review operating expenses and real estate tax escalations; and assist in achieving global corporate missions through the management of their real estate assets and obligations.

Our strategic alliance clients include: Winston and Strawn; The Boston Consulting Group; Lord, Bissell & Brook; Hinshaw & Culbertson; Huron Consulting Group; Citadel Investment Group; Hewitt Associates; Merck & Co., Inc.; Compuware Corporation; The IBM Corporation; and ABN-AMRO.



Advisory Services

The U.S. Equities Advisory Services Group assists clients who have challenging site acquisition, disposition, development, entitlement or negotiation needs. The group focuses on identifying and creating multiple strategic options and then implementing the chosen strategy on behalf of the client. We have a long record of helping municipalities, not-for profit organizations, corporations, families and individuals strategically acquire and dispose of property as well as negotiate development transactions. We use our development expertise to evaluate the strengths and weaknesses of each property, our expertise as owners and investors to understand the motivation and needs of each party in a transaction, and our wide range of contacts to identify and overcome potential obstacles to success.

The group has experience in creating competition to increase disposition proceeds, helping resolve seller issues to lower acquisition costs, and developing creative structures that are responsive to the interests of all parties in a transaction. In addition, we have helped our clients in financing, creating consensus and public support, and in gaining swift approval for implementation of final plans.

The tenant representation services division is managed by Nancy Pacher, president, with the advisory services group directed by Martin Stern, managing director and executive vice president.

On the following page, we list the clients we have served over the years in both a consulting and alliance capacity.

Consulting

ABN-AMRO
Akzo Chemie America
Allied Mills
Alzheimer Association
American Board of Orthopedic Surgery
American College of Healthcare Executives
American Hospital Association (Chicago &
  Washington, DC)
American Medical Association
American National Bank
American Telephone & Telegraph
Amtrak (Chicago & Philadelphia)
Ancel, Glink, Diamond, Cope & Bush
Anchor Health Maintenance Organization
ArcVentures, Inc.
Aronberg Goldgehn Davis & Garmisa
The Arts Club of Chicago
The Associates Commercial Corporation of
  North America
Au Bon Pain
Auto Club Group
Avondale Federal Savings Bank
Ayco/American Express

Robert W. Baird & Co., Inc.
Baker & Daniels (Indianapolis)
Baker & McKenzie (Chicago & Los Angeles)
Banca Commerciale Italiana
BankBoston (Boston; Buenos Aires, Argentina;
  Svo Paulo, Brazil; Santiago, Chile)
Barton Brands, Ltd.
Becker-Warburg-Paribas
Anthony Belluschi Architects, Ltd.
Berman & Manning
The Boston Consulting Group, Inc.
The Boys & Girls Clubs of Chicago
Burger King

CBS, Incorporated/CBS Radio
CNA Insurance
Dennis E. Carlson & Associates
Chase, Ehrenberg & Rosene
Chase Manhattan Corporation
Checkers, Simon & Rosner
Chicago Athletic Association
The Chicago Corporation

U.S. Equities Realty



Chicago Mercantile Exchange Trust
Chicago Rock Island & Pacific Railroad
Chicago Title & Trust
Chicago Transit Authority
Children's Memorial Hospital
Circle Medical Management
Citadel Investment Group, Inc.
City of Chicago
Board of Education
Department of Investigations
Law Department
Department of Planning and Development
Department of Special Events
Department of Transportation, Library & Health
City of Evanston
Columbia College Chicago
Comerica Bank
Commonwealth Edison
Compugraphic
Computer Task Group Inc.
Compuware Corporation (Philadelphia, PA; St. Louis, MO; Columbus, OH; Bethesda, MD)
The Consulates of Switzerland, Italy and Chile
Conti-Carriers
Continental Grain Company
Continental Illinois National Bank and Trust Company of Chicago
Cook County
Office of Capital Planning
Facilities Management Department
Corboy & Demetrio, P.C.
Crate & Barrel
Cravath, Swaine & Moore (St. Louis, MO; Wichita, KS; Minneapolis, MN; Dallas, TX; Newark, NJ; Chicago, IL; Columbus, OH; Phoenix, AZ)
Credit Lyonnais
Crum & Forster Insurance

DBMS
David Bruce & Company
Dawson, Johns & Black
DePaul University
The Denver Union Terminal Company (Denver)
Deutsche Financial Services
Diamond Distributors
Dickinson, Wright, Moon, Van Dusen & Freeman (Detroit and Chicago)
Digital Resources
Dolio & Metz
Dressler, Goldsmith, Shore, Sutker & Milnamow, Ltd.
Dreyfus Services Corporation
Drinker Biddle & Reath (Philadelphia)

Bert H. Early Associates
Emcon
Employers Mutual Insurance (Oak Brook & Dallas)
Episcopal Diocese of Chicago

Environmental Law and Policy Center
Erens & Miller
Erikson Institute
Exxon, Inc.

FMC Corporation
Federal Home Loan Mortgage Corporation
Federal National Mortgage Association
Field Enterprises
Fieldwork Chicago
First National Bank of Chicago
First Penn-Pacific Life Insurance
Ford Motor Credit
Fourth Presbyterian Church
Freeman, Freeman & Salzman
Law Office of Lawrence Friedman
Friedman, Eisenstein, Raemer & Schwartz
Fujitsu

GE Capital
GE Mobile
GE Nuclear
Geldermann, Inc.
Gestetner
Gilford Securities
Glenwood Financial Group, Inc.
Gould, Inc.
Great Lakes Equities
Guardian Life Insurance Company

Haas Securities
Hallmark
Hanlen Public Relations
Hansen Lind Meyer, Inc.
Harris & Berlin
Haskell & Perrin
H.J. Heinz
Hewitt Associates LLC (Newport Beach, CA; Norwalk, CT; Atlanta, GA; Deerfield, IL; Boston, MA; Cleveland, OH; Orlando, FL)
Hinshaw & Culbertson (Chicago; Milwaukee, Brookfield, Appleton, Waukesha, WI; St. Louis, MO; Miami, Tampa, Ft. Lauderdale, Boca Raton, Jacksonville, FL; and 12 Illinois cities outside of Chicago)
Holleb & Coff, Ltd.
Horwood, Marcus & Braun
Hubbard Street Dance Company

IBM Corporation (Chicago; South Bend, IN; Detroit, East Lansing, Ann Arbor, MI; St. Paul, MN; Fargo, ND; Green Bay, LaCrosse, Madison, Wausau, WI; and 2 Illinois cities outside of Chicago)
ISD Incorporated
Illinois Institute of Technology (IIT)
Illinois Nurses Association
Inacomp Computer Centers
Instituto Cervantes

U.S. Equities Realty



International Theatre Festival

Jani-King of Illinois
Jenner & Block
Joss Design Group
Jovan, Inc.

Kalcheim, Schatz & Berger
Kanter & Eisenberg
Katten Muchin & Zavis (Chicago and
  Washington, D.C.)
Margie Korshak & Associates

LPC Software (a Pitney Bowes company)
LaSalle National Bank
Lucien Lagrange and Associates, Ltd.
Layfer, Cohen & Handelsman
Leisure Care, Inc.
Leisure Technology, Inc.
Levin & Schreder
Gordon Levine & Associates
Jack Levy & Associates
Lewis, Overbeck & Furman
Lifetime Television
Lincoln National Corporation
Lindner, Speers & Reuland
Lipman Hearne
Lord, Bissell & Brook
Lurie Sklar & Simon, Ltd.

MCI
Madden, Jiganti, Moore & Sinars
The Marmon Group
Martin-Brower Company
Maytag
McCormack & Dodge
McCullough, Campbell & Lane
McDermott, Will & Emery
McDonald's Corporation
McFadden & Dillon
Mediqual
Memorex
William M. Mercer Incorporated
Merck & Co., Inc. (El Segundo, Orange County, San
Francisco, CA; Miami, FL; Dublin, OH; Dallas, TX;
Seattle, WA; Scottsdale, AZ)
Middle States Land Company
Herman Miller
Miller, Canfield, Paddock and Stone (Detroit)
Molecular Design
Moody Bible Institute
Mosberg & Garwin
Much Shelist Freed Denenberg Ament
 & Eiger, P.C.

Namtor, Inc.
National Broadcasting Company
National Education Corporation

Nationwide Insurance
Near North Insurance Agency (and its affiliates
 and subsidiaries)
New York Life Insurance
Norcom International Corporation
Norfolk Southern
North American Company for Life and Health
Insurance (Chicago and Philadelphia)
Northern Trust Company
Northwestern Medical Faculty Foundation
Northwestern Memorial Hospital

O'Callaghan & Associates, P.C.
Occidental Chemical
Outdoor Services, Inc.

Paine, Webber, Jackson & Curtis, Inc.
James E. Pancratz, Ltd.
Perseco
Peterson & Ross
Pitney Bowes
Playboy Enterprises, Inc.
The Poetry Foundation
Power Contracting & Engineering
Professional Marketers, Inc. (PMI)
Prudential
Putnam Publishing

Quaker Oats

Real Estate Economics Group, Inc.
Real People Ltd.
Research-Cottrell
Rock Island Railroad
Rockwell International
Rollins, Burdick & Hunter
Rosenthal Collins Group
Rotella Capital Management
Rush Home Health Services
Rush-Presbyterian-St. Luke's Medical Center

Sabo & Zahn
St. Regis Paper Company
Saito, Inc.
Sandy Corporation (Troy)
Sargent & Lundy
Schwartz & Freeman
Scott Paper
Second Harvest National Food Bank Network
Security Pacific
Sentry Insurance
Seyfarth, Shaw, Fairweather & Geraldson
Shefsky & Froelich, Ltd.
Sinai Health System
Sidley & Austin
Silets and Martin, Ltd.
Sirius Partners L.P.
Space, Inc.

U.S. Equities Realty


The Spencer Foundation
Statistical Tabulating Corp.
Stone Management
Strauss & Troy (Cincinnati)
Swiss Bank Corporation

T.A.S.C.
TTX Company
Tatham, Laird & Kudner
Telenet Communications
Texaco, Inc.
Thomson Consumer Electronics
Times Mirror
Tootsie Roll Industries
Torchia Associates, Inc.
TransUnion Credit

USX Corporation
Union Carbide
United Way
University of Chicago
University of Chicago Press
University Orthopaedics and
Rush-Presbyterian-St. Luke's @ River City

Village of Arlington Heights, IL
Village of Hoffman Estates, IL
Village of Woodridge, IL
Volunteer Network

WBEZ-FM
Walker Interactive Systems
Harvey L. Walner & Associates, Ltd.
Waubonsee Community College
Wausau Insurance Companies
Weissman, Smolev & Solow
Willian Brinks Hofer Gilson & Lione, Ltd. (now known
 as Brinks Hofer Gilson & Lione, P.C.)
Winston & Strawn (Chicago, New York; Washington, DC)

Xerox

The YMCA of the USA
Youth Guidance

Zazove and Progar, P.C.

Strategic Alliance Clients

American Hospital Association
BankBoston
City of Chicago
Compuware Corporation
Cravath, Swaine & Moore
First Penn-Pacific Life Insurance
Hewitt Associates LLC
Hinshaw & Culbertson
IBM Corporation
Merck & Co., Inc.
Nationwide Insurance
North American Company for Life and Health Insurance
Rush-Presbyterian-St. Luke's Medical Center
Wausau Insurance Companies
Winston & Strawn

U.S. Equities Realty

Development/Program Management Services

Development

The development arm of U.S. Equities has been responsible for numerous highly visible projects totaling more than 12.7 million square feet. Completed projects include:

- Spertus Institute of Jewish Studies, a 150,000 square foot facility featuring a museum, library, classrooms, auditorium, family learning center, archive and storage areas, and administrative offices
- Donor enhancement projects for Chicago's Millennium Park, which include the Frank Gehry designed Music Pavilion and pedestrian bridge, the Anish Kapoor sculpture and the Jaume Plensa designed Crown Fountain
- $612 million, 1.2 million square foot John H. Stroger, Jr. Hospital of Cook County, including a parking garage and power plant
- 1.1 million square foot corporate headquarters for Compuware in Detroit, including a 4,000 car parking garage
- Grand Plaza, a major mixed-use 764-unit apartment complex, including 100,000 square feet of retail space and a 1,000 parking garage in Chicago's River North area
- Stony Island Plaza, an urban community shopping center at 95th and Stony Island
- Harold Washington Library Center, the nation's largest municipal library
- Plaza Escada on Chicago's Magnificent Mile
- 20 North Michigan Avenue
- One Financial Place, including the Chicago Stock Exchange and the Chicago Board Options Exchange
- Evanston Public Library
- Renovation of the Cook County Building
- WBEZ Public Radio Station broadcast facility at Navy Pier
- The Arts Club of Chicago
- Redevelopment of John Hancock Center
- Redevelopment of Chicago Union Station;
- 500-bed joint facility for American Youth Hostels and Columbia College
- 90,000 square foot office building for the University of Chicago Press on the University of Chicago's Hyde Park campus
- 400,000 square foot headquarters office building for BankBoston in Buenos Aires, Argentina
- 840,000 square foot BankBoston headquarters office building in Sao Pãulo, Brazil
- 200,000 square foot headquarters and 40,000 square foot center of influence for MB Financial
- Renovation and repositioning of Suburban Station in downtown Philadelphia


Among projects currently in progress are Centene Plaza, a $190 million headquarters project; MetraMarket, a 200,000 square foot specialty food, restaurant and retail market in Chicago's west loop at the Ogilvie Transportation Center; a new 390,000 square foot residence hall and a 150,000 square foot creative and performing arts facility for the University of Chicago; a $700 million, 1.2 million square foot surgery, adult cancer and complex-care facility for the University of Chicago Medical Center; and a 36,000 square foot Media Production Center for Columbia College.

The development group has also worked with the City of Chicago on four major assignments: consultant to the Department of Planning and Development for the redevelopment of the 9-block North Loop area of downtown Chicago and other tax increment financing districts; assisting the Department of General Services with its strategic plan for all of the City's real estate assets; consultant to the City of Chicago during its selection process for a master developer for 108 North State Street formerly referred to as Block 37; and overseer for the Office of Budget and Management of a $50 million Section 108 HUD grant, earmarked for the clean up of sites for industrial redevelopment. U.S. Equities has also served as the real estate strategic planning consultant to the Chicago Board of Education.

This group offers a broad range of services and in-house expertise to our clients. Our services are always tailored to our client's need, so that we can continue to provide the highest possible level of service to our clients. The following is a list of development/program management services provided by U.S. Equities.

Real Estate Development	Land Use Planning and Analysis
	Concept Development
	Site Selection and Acquisition
	Market Analysis, Marketing and Leasing
	Design Management
	Governmental and Regulatory Approval
	Management
Financial Services	Feasibility, Modeling, and Reporting
	Public and Private Financing
	Financial Markets Analysis and Finance Placement



Development Management	Strategic Planning
	Owner's Representation
	Contractor Qualification and Selection
	Contract Formation and Management
	Budgeting, Cost Control, Reporting and Scheduling
	Construction Oversight and Administration
	Affirmative Action Program Oversight
Construction Services	Construction Document Review
	Bidding Strategy, Bid Package Development, Bid
	Response Evaluation and Contract Negotiation
	Value Engineering
	Budgeting and Cost Estimating
	Construction Oversight and Quality Control
Build-to-Suit/Design Build Services	Site Selection
	Programming and Project Design
	Plans, Specifications and Regulatory Approvals
	Commissioning and Acceptance

Program Management

Included in the services provided by this division are reviews, analyses of and recommendations about physical plants and facilities, and comprehensive construction and program management services. These services have been provided to hundreds of space users of all sizes, both for space users we represent, and occupants of buildings we manage.

Facilities reviews and analyses are performed on behalf of our clients for a variety of purposes: to assist them in developing plans for upgrading, renovating or retrofitting of facilities, complying with ADA and other code requirements, and developing hazardous materials containment policies, etc.; to advise them on the leasability or salability of properties and enhanced marketability; and to advise them on efficient property utilization. Construction and program management services range from minimal oversight to intense involvement in the preliminary design specifications, development, building and construction of projects. Below are brief descriptions of typical construction and program management services we perform:

Facilities Review and Construction Consultation

The professionals in this division act as an adjunct to our consulting group whenever there is a need to perform facilities review. Areas include assessing building operating and structural systems, code compliance, divisibility, space utilization, site adaptability, reconfiguration and construction analyses, and related matters.

Plan Development, Schedule, and Budget

We act as the liaison between the architect/space planner and client in the development of plans for tenant improvements and/or the development of a building. We also assist in the development of realistic schedules and budget, and provide value engineering services.

U.S. Equities Realty

Bidding

We help decide how projects are to be bid and we review, comment upon and revise bid packages that are delivered to general contractors and subcontractors, holding scope review meetings to assure uniformity and clarity of responses to those bid packages. We subsequently review the contractor submittals and seek clarifications so that all responses may be analyzed on an apples-to-apples basis, analyze all bids and make recommendations based on those analyses.

Construction Monitoring

During the actual construction phase of any project, we act as the mediator of disputes between the architect and general contractor, and conduct periodic inspections of the job sites to determine whether the work is progressing in accordance with the plans.

Punchlist and Post Occupancy

At the completion of construction, we conduct a walk-through with the client, architect and general contractor to create a punchlist of items that need to be corrected or completed and oversee the correction and completion thereof.

Awards

U.S. Equities has received numerous awards and frequent recognition:

- 2009 Urban Land Institute Award for Excellence, The Buckingham Chicago
- 2008 Mortgage Broker of the Year Finalist, Jim Whittington, Greater Chicago Commercial Real Estate Awards
- 2008 TOBY Government Building Award for 1234 Market Street, Philadelphia, BOMA/Philadelphia
- 2008 Build-to-Suit Project of the Year for Spertus Institute of Jewish Studies, Greater Chicago Commercial Real Estate Awards
- 2008 Energy Star Awards for 20 North Michigan Avenue, University Center, 200 South Michigan Avenue, 69 West Washington and Union Tower
- 2008 Greater North Michigan Avenue Presidential Award for 730 North Michigan Avenue
- 2008 Greater North Michigan Avenue Honor Awards for 669 North Michigan Avenue, 676 North Michigan Avenue and 737 North Michigan Avenue.
- 2008 Greater North Michigan Avenue Merit Award for 840 North Michigan Avenue
- 2007 TOBY Government Building Award for 30th Street Station, Philadelphia, BOMA/Philadelphia
- 2007 Holleb Community Service Award from Lambda Alpha International, Martin Stern
- 2006 Office Brokers of the Year, Tenant Rep team – Nancy Pacher, Geoff Euston and Meredith Soren, finalist, Greater Chicago Commercial Real Estate Awards
- 2006 ONCOR International Top Producer to Jim Whittington
- 2006 TOBY Suburban Corporate Facility Award for MB Financial Center, 6111 North River Road, Rosemont, BOMA/Chicago

- 2006 Urban Land Institute Chicago Lifetime Achievement Award, Bob Wislow
- 2005 TOBY Suburban Corporate Facility Award for MB Financial Center, 6111 North River Road, Rosemont, BOMA/Chicago
- 2005 Urban Land Institute Global Award for Excellence, Millennium Park, Chicago
- 2005 Urban Land Institute Award for Excellence, Millennium Park, Chicago
- 2004 Office Broker of the Year, Nancy Pacher, Greater Chicago Commercial Real Estate Awards
- 2004 Greater Chicago Commercial Real Estate Special Achievement Award for Millennium Park, Chicago
- 2004 National Apartment Association (NAA) Paragon Award, Grand Plaza, Chicago
- 2003 Development of the Year Award for Grand Plaza, Chicago, Greater North Michigan Avenue Association (GNMAA)
- 2002 Greater Chicago Commercial Real Estate Special Recognition Award for development of John H. Stroger, Jr. Hospital of Cook County
- 2002 Greater Chicago Commercial Real Estate Special Achievement Award, finalist, for disposition of the Board of Education surplus properties
- 2002-2003 TOBY Historical Building Award for Santa Fe Building, 224 South Michigan Avenue, BOMA/Midwest Region
- 2001 Greater Chicago Commercial Real Estate Special Achievement Award for Community Commitment, Diversity and Outreach through efforts with the Chicago Public Schools and the Chicago Park District
- 2000-2001 TOBY Historical Building Award for Santa Fe Building, 224 South Michigan Avenue, BOMA/Chicago
- 1999 Urban Land Institute Award for Excellence, Renovation, John Hancock Center, Chicago
- 1998 TOBY Renovated Building Award for John Hancock Center, Chicago, BOMA/Midwest Region
- 1998 Urban Land Institute Award for Excellence, Public Project, Harold Washington Library Center, Chicago
- 1998 AIA 25-Year Award for John Hancock Center, Chicago
- 1998 Office Broker of the Year Award, Greater Chicago Commercial Real Estate Awards (successor to the Chicago Sun-Times Commercial Real Estate Awards)
- 1998 Prix d'Excellence, FIABCI, Special Recognition for John Hancock Center redevelopment, Chicago
- 1997 Property Management Company of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1997 Tenant Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1996 Tenant Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1996 Product Representative of the Year Award, Chicago Office Leasing Broker Association (COLBA)
- 1995 AIA 25-Year Award for John Hancock Center, Chicago

- 1995 Property Management Company of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1995 Property Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1995 TOBY Corporate Facility Award for 30th Street Station, Philadelphia, BOMA/Mid-Atlantic Region
- 1995 Retail Broker of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1995 "Beautiful People" Award from Chicago Urban League, Martin Stern
- 1994 Suburban Office Property Representative of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1994 Tenant Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1994 Development of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1994 Property Representative of the Year, finalist, Chicago Sun-Times Commercial Real Estate Awards
- 1992 Developer of the Year, National Association of Industrial and Office Parks (NAIOP), Chicago Chapter
- 1991 Development of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1991 Citation of Merit, Progressive Architecture, Harold Washington Library Center, Chicago
- 1990 Impact Award for Harold Washington Library Center, Chicago Purchasing Council
- 1988 Office Broker of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1987 Office Broker of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1985 Renovation of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1984 Development of the Year Award, Chicago Sun-Times Commercial Real Estate Awards
- 1983 Best Structure Award, Consulting Engineers Council of Illinois
-

  The company's projects also have been recognized by major awards from such prestigious groups as the Chicago Building Congress, Friends of Downtown, the Brick Institute, the Stone Institute and *Progressive Architecture* magazine. A 1994/95 poll of the Commercial Real Estate Organization (CREO) named U.S. Equities as Chicago's number-one brokerage and property leasing firm.

Professional, Civic and Community Involvement
Members of U.S. Equities' professional staff are actively involved in local, regional and national real estate groups and hold leadership positions in the following organizations:
- Building Owners and Managers Association (BOMA)
- Chicago Office Leasing Brokers Association (COLBA)
- Commercial Real Estate Organization (CREO)
- Institute of Real Estate Management (IREM)
- International Association of Corporate Real Estate Executives (NACORE)

- International Development Research Council (IDRC)
- International Facility Management Association (IFMA)
- Lambda Alpha International
- ONCOR International
- Real Estate Investment Association (REIA)
- Society of Industrial and Office Realtors (SIOR)
- The Counselors of Real Estate (CRE)
- Urban Land Institute (ULI)
-
- Executives of the firm demonstrate their commitment to the city through active participation in numerous institutional, civic, community and charitable organizations and hold board and volunteer positions for the following organizations:
- Chicago Architecture Foundation
- Chicago Bar Foundation
- Chicagoland Chamber of Commerce
- Chicago Development Council
- Chicago Loop Alliance
- Chicago Plan Commission
- Chicago Urban League Development Corporation
- Children's Memorial Hospital – The Woman's Board
- Columbia College
- Cornell Program in Real Estate, Advisory Board
- DePaul University, Real Estate Center
- Greater North Michigan Avenue Association
- Illinois Hispanic Chamber of Commerce
- Leadership Greater Chicago
- Metropolitan Planning Council
- Museum of Contemporary Art
- Near South Planning Board
- North Central College
- Northwestern University Kellogg Graduate School of Management
- Rush Medical School
- Rush-Presbyterian-St. Luke's Medical Center
- Sculpture Chicago
- The Chicago Network
- The School of the Art Institute of Chicago
- U.S. Committee for UNICEF/Chicago
- Women's Business Development Center

In addition to his many business interests, Chairman Bob Wislow is a leader in community and civic affairs. He was the first real estate entrepreneur to serve as the Chairman of the Chicagoland Chamber of Commerce where he chaired the Chamber's Economic Development Committee for


the past four years. Noteworthy recognitions include the 2006 Urban Land Institute (ULI) Lifetime Achievement Award, the 2002 Award of Honor from the Chicago Building Congress for significant contributions to the building industry and the 1997 COLBY Humanitarian Award, which is issued by COLBA, one of the city's prominent commercial real estate organizations, to a leading individual for his/her outstanding charitable and not-for-profit contributions. As co-chair of the Chicago Development Council, he played an important role in the successful campaign to repeal the 1987 lease tax imposed on office-space users, introduced a progressive new income tax formula to the Illinois legislature in 1988 and twice testified on the City of Chicago's behalf before the U.S. Congress on a proposed light-rail system. Additionally, he was appointed by Mayor Richard Daley to serve on the Metra Commuter Rail Board, the Mayor's Fellows Program and the Financial Research and Advisory Council.

Business Philosophy

U.S. Equities has stayed committed to hiring the most experienced people possible and providing them with an atmosphere in which they can work and grow together as a team and in which their success is our success. The visions, values and goals which guide our firm and set the direction for everything we do are as follows:

- the pursuit of excellence and integrity;

- the absolute commitment to maintain the highest degree of honesty and ethical standards;

- the belief that the ultimate measure of organizational success is in the degree of client satisfaction with the work product;

- the delivery of service through the creation and maintenance of multi-disciplined project teams designed around the requirements of a particular client or group of clients;

- the creation of an integrated business relationship between our client and us; and the utmost respect for the individual.

Mission Statement

The principals of U.S. Equities, inspired by the vision and values set forth above, created the following mission statement which forms the foundation for our company's business philosophy.

- Provide the best possible service to our clients, remembering that our client's interests always come first
- Create and maintain a reputation as the most professional organization in our industry by achieving excellence in everything we do
- Strive to recruit the best people and provide these people with an enjoyable, productive and stimulating work environment
- Encourage and foster teamwork



- Control growth to ensure that we are large enough to undertake any project and yet small enough to maintain the intimacy, loyalty and camaraderie we have developed and treasure
- Maintain the highest degree of integrity and honesty

Commitment to Sustainability

Recognizing that commercial real estate has a significant impact on our environment, U.S. Equities is dedicated to serving as a leader in sustainable real estate services. Within our corporate operations, we aim for the highest achievable environmental standards.

Our Goals:

- Assess sustainable alternatives in all of our business practices and services
- Provide clients with sustainable solutions as well as methods to evaluate and adopt these solutions
- Improve the EPA Energy Star rating of our portfolio by 30% by 2012
- Meet annual targets to increase the number of LEED credits we achieve

U.S. Equities is an active member of the United States Green Building Council and a partner of the Clinton Climate Initiative. Our LEED accredited professionals and director of sustainability collaborate with our dedicated staff to achieve the best environmental practices throughout our business groups and respective projects.

*LEED, Leadership in Energy and Environmental Design, is a green building rating system designed by the United States Green Building Council.